 1-A/A LIVE 0001409999 XXXXXXXX 024-11215 true DIGITAL DEVELOPMENT PARTNERS, INC. NV 2006 0001409999 3663 98-0521119 0 0 17800 CASTLETON ST. SUITE 300 CITY OF INDUSTRY CA 91748 626-581-3335 ERIC NEWLAN Other 1534.00 0.00 0.00 0.00 1534.00 1109612.00 0.00 1109612.00 -1108078.00 1534.00 0.00 -89250.00 0.00 -89250.00 -0.00 -0.00 MALONEBAILEY LLP COMMON 150100000 25386D102 OTC N/A 0 000000000 N/A N/A 0 000000000 N/A true true Tier2 Audited Equity (common or preferred stock) Y N Y Y N N 20000000 150100000 0.2700 5400000.00 0.00 0.00 0.00 5400000.00 MaloneBailey LLP 2500.00 Newlan & Newlan, Ltd. 5000.00 5392500.00 true CA CO FL ID IN KS KY LA MN MS MO MT NV NY ND OK OR TN TX UT WY DIGITAL DEVELOPMENT PARTNERS, INC. COMMON STOCK 18221906 0 $894,454 of debt cancelled. DIGITAL DEVELOPMENT PARTNERS, INC. COMMON STOCK 2240768 0 $109,992 of debt cancellation. DIGITAL DEVELOPMENT PARTNERS, INC. COMMON STOCK 2831661 0 $138,997 of debt cancelled. DIGITAL DEVELOPMENT PARTNERS, INC. COMMON STOCK 100000 0 $8,000 for services; then-current market price Section 4(a)(2); transaction did not involve any public offering